UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 18, 2022

INPIXON

(Exact name of registrant as specified in its charter)

Nevada	001-36404	88-0434915
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2479 E. Bayshore Road, Suite 195 Palo Alto, CA	94303
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (408) 702-2167

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock	INPX	The Nasdaq Stock Market LLC

Introductory Note

As previously disclosed in its Current Report on Form 8-K filed on September 26, 2022 with the U.S. Securities and Exchange Commission, on September 25, 2022, Inpixon, a Nevada corporation (“Inpixon”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among Inpixon, KINS Technology Group Inc., a Delaware corporation (“KINS”), CXApp Holding Corp., a Delaware corporation and newly formed wholly-owned subsidiary of Inpixon (“CXApp”), and KINS Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of KINS, pursuant to which KINS will acquire Inpixon’s enterprise apps business (including its workplace experience technologies, indoor mapping, events platform, augmented reality and related business solutions) (the “Enterprise Apps Business”) in exchange for the issuance of shares of KINS capital stock valued at $69 million (the “Business Combination”).

Immediately prior to the Business Combination and pursuant to a Separation and Distribution Agreement, dated as of September 25, 2022, among KINS, Inpixon, CXApp and Design Reactor, Inc., a California corporation (“Design Reactor”) (the “Separation Agreement”), and other ancillary conveyance documents, Inpixon will engage in a series of transactions so that the Enterprise Apps Business is held by CXApp and its subsidiaries and is separated from the remainder of Inpixon’s businesses (the “Separation”).

Inpixon is filing this Current Report on Form 8-K for the purpose of providing the risk factors set forth below as well as the unaudited pro forma financial statements giving effect to the Separation; however, the Separation has not yet been completed and Inpixon cannot make any assurance that the Separation or the Merger will be consummated.

Item 8.01	Other Events.

Risks Related to the Business Combination

There are a number of significant risks related to the Business Combination, including the risk factors enumerated below.

The Merger (as defined in the Merger Agreement) is subject to the satisfaction of certain conditions, which may not be satisfied on a timely basis, if at all.

The consummation of the Merger is subject to customary closing conditions for transactions involving special purpose acquisition companies, including, among others:

●	there is not in force any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any governmental authority of competent jurisdiction, statute, rule or regulation enjoining or prohibiting the consummation of the Merger;
●	KINS shall have at least $5,000,001 of net tangible assets as of the closing;
●	the KINS Class A common stock issuable pursuant to the Business Combination shall have been approved for listing on the Nasdaq Capital Market;
●	CXApp and KINS shall each have performed and complied in all material respects with the covenants required by the Merger Agreement to be performed by it as of or prior to closing;
●	customary bring down conditions related to the accuracy of the CXApp’s and KINS’s respective representations and warranties in the Merger Agreement;
●	the consummation of the Separation and other transactions contemplated by the Separation Agreement;
●	KINS’s registration statement to be filed with the Securities and Exchange Commission (“SEC”) shall have become effective (and no stop order suspending effectiveness have been issued and no proceedings for that purpose has been initiated or threatened by the SEC);
●	each of KINS’s and CXApp’s stockholder approvals shall have been obtained; and
●	the sum of (A) the aggregate amount of cash available in KINS’s trust account following KINS’s stockholders’ meeting, after deducting the amount required to satisfy the Acquiror Share Redemption Amount (as defined in the Merger Agreement) (but prior to payment of any transaction expenses), (B) the aggregate gross purchase price of any other purchase of shares of KINS common stock (or securities convertible or exchangeable for KINS common stock) actually received by KINS prior to or substantially concurrently with the closing of the Merger, and (C) the aggregate gross purchase price of any other purchase of shares of CXApp common stock (or securities convertible or exchangeable for CXApp common stock) actually received by CXApp prior to or substantially concurrently with the closing of the Merger, shall be equal to or greater than $9.5 million.

Additionally, KINS’s obligation to consummate the Business Combination is also conditioned on there having been no event that has had, or would reasonably be expected to have, individually or in the aggregate, a “Material Adverse Effect” on CXApp.

There can be no assurance that such closing conditions will be satisfied or waived, or that the Merger will be consummated. Further, Inpixon cannot assure you that the approval of KINS’ stockholders will be obtained. Inpixon, CXApp and KINS may be subject to shareholder lawsuits, or other actions filed in connection with or in opposition to the Merger, which could prevent or delay the consummation of the Merger.

If the Distribution (as defined in the Separation Agreement), together with certain related transactions, fails to qualify as a reorganization under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended (the “Code”), or the Merger fails to qualify as a reorganization under Section 368(a) of the Code, Inpixon and its stockholders could incur significant tax liabilities, and KINS and CXApp could be required to indemnify Inpixon for taxes that could be material, pursuant to indemnification obligations under the Tax Matters Agreement.

Although the Distribution and Merger are not conditioned on its receipt, Inpixon expects to receive a tax opinion, which will provide that the Contribution (as defined in the Separation Agreement) and Distribution, taken together, will qualify as a reorganization under Sections 355 and 368(a)(1)(D) of the Code. The tax opinion will be based on, among other things, certain facts, assumptions, representations and undertakings from Inpixon, CXApp and KINS, including those regarding the past and future conduct of the companies’ respective businesses and other matters. If any of these facts, assumptions, representations, or undertakings are incorrect or not satisfied, Inpixon may not be able to rely on such opinion. Moreover, even if Inpixon receives the opinion, such opinion will not be binding on the IRS or the courts, and no assurance can be given that the IRS will not challenge its conclusions or otherwise determine on audit that the Distribution or Merger does not qualify for its respective intended tax treatment, including as a result of a change in stock or asset ownership of Inpixon, CXApp or KINS after the Distribution.

If the Distribution does not qualify under Section 355 of the Code, the Distribution would be treated as a taxable dividend to Inpixon securityholders equal to the fair market value of the CXApp stock to the extent of Inpixon’s earnings and profits. If the dividend exceeds such earnings and profits, the amount of such excess will be treated as a return of capital to the extent of an Inpixon Stockholder’s basis in its Inpixon stock, and then a capital gain. To the extent that the Merger does not qualify as a reorganization under Section 368(a) of the Code, Inpixon securityholders would recognize taxable income equal to the difference between the fair market value of the KINS shares received and their tax basis in the CXApp Shares. In either such case, Inpixon securityholders that are subject to U.S. federal income tax could incur significant U.S. federal income tax liabilities.

In addition, if the Contribution and Distribution, taken together, do not qualify under Section 355 and 368(a)(1)(D) of the Code, Inpixon would recognize taxable income on the Distribution equal to the difference between the fair market value of the CXApp shares distributed by Inpixon to the Inpixon securityholders and Inpixon’s basis in such shares. Inpixon does not anticipate that it would have net operating losses to offset any taxable income triggered as a result of failure to qualify under Section 355 and 368(a)(1)(D) of the Code because its net operating losses will be limited by Section 382 of the Code.

Even if the Contribution and Distribution, taken together, otherwise qualify as a transaction described in Sections 355 and 368(a)(1)(D) of the Code, the Distribution would be taxable to Inpixon (but not to Inpixon securityholders) pursuant to Section 355(e) of the Code if one or more persons acquire a 50% or greater interest (measured by vote or value) in the stock of Inpixon or CXApp, directly or indirectly (including through acquisitions of the stock of the combined company after the Merger), as part of a plan or series of related transactions that includes the Distribution. Pursuant to the tax matters agreement to be entered into prior to the Separation, Inpixon will bear the responsibility for this tax if such tax relates to or arises out of the failure of the intended tax treatment or to certain actions taken by Inpixon. If, however, such tax is attributable to certain actions or omissions by KINS or CXApp, inaccuracies, misrepresentations or misstatements relating to KINS or CXApp, or certain events involving the stock of KINS or CXApp or assets of CXApp post-Distribution, KINS and CXApp will be obligated to indemnify Inpixon for such taxes. Further, even if KINS and CXApp are not responsible for tax liabilities of Inpixon under the tax matters agreement, CXApp nonetheless could be liable under applicable U.S. federal tax law for such liabilities if Inpixon were to fail to pay them.

The anticipated benefits of the Business Combination may not be achieved.

Inpixon may not be able to achieve the full strategic and financial benefits expected to result from the Business Combination, including the potential that the Business Combination will:

●	allow each business to pursue its own operational and strategic priorities and more quickly respond to trends, developments and opportunities in its respective markets;

●	increase the potential value for Inpixon securityholders to receive shares of the combined company post-Merger based on a pre-transaction equity value of CXApp of $69.0 million, which was greater than the market capitalization of Inpixon as of the date of the Merger Agreement;

●	create two separate and distinct management teams focused on each business’s unique strategic priorities, target markets and corporate development opportunities;
●	give each business opportunity and flexibility by pursuing its own investment, capital allocation and growth strategies consistent with its long-term objectives;
●	allow investors to separately value each business based on the unique merits, performance and future prospects of each business, providing investors with two distinct investment opportunities;
●	enhance the ability of each business to attract and retain qualified management and to better align incentive-based compensation with the performance of each separate business; and
●	give each of CXApp and Inpixon its own equity currency for use in connection with acquisitions.

Inpixon may not achieve the anticipated benefits of the Business Combination for a variety of reasons.

Further, such benefits, if ultimately achieved, may be delayed. In addition, the Business Combination could materially and adversely affect Inpixon’s business, financial condition and results of operations.

The Separation and Distribution may expose Inpixon to potential liabilities arising out of legal dividend requirements.

The Distribution of CXApp common stock is subject to review under state corporate distribution statutes. Under the Nevada Revised Statutes (“NRS”), no distribution (including dividends on, or redemption or repurchases of, shares of capital stock) may be made if, after giving effect to such distribution, the corporation would not be able to pay its debts as they become due in the usual course of business, or the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed at the time of a liquidation to satisfy the preferential rights of preferred stockholders. Although Inpixon intends to make the Distribution of CXApp common stock in compliance with the NRS, Inpixon cannot assure you that a court will not later determine that some or all of the Distribution to Inpixon securityholders was unlawful.

Important Information and Where to Find It

In connection with the Business Combination and the distribution of CXApp common stock to Inpixon securityholders, CXApp will file with the SEC a registration statement on Form S-1 (the “Form S-1”) registering shares of CXApp common stock and KINS will file with the SEC a registration statement on Form S-4 (the “Form S-4”) registering shares of KINS common stock, warrants and certain equity awards. The Form S-4 to be filed by KINS will include a proxy statement/prospectus in connection with the KINS stockholder vote required in connection with the Business Combination. This communication does not contain all the information that should be considered concerning the Business Combination. The Form S-1 to be filed by CXApp will include the Form S-4 filed by KINS, which will serve as an information statement/prospectus in connection with the spin-off of CXApp. This communication is not a substitute for the registration statements that CXApp and KINS will file with the SEC or any other documents that KINS or CXApp may file with the SEC, or that KINS, Inpixon or CXApp may send to stockholders in connection with the Business Combination. It is not intended to form the basis of any investment decision or any other decision in respect to the Business Combination. KINS’s stockholders and Inpixon’s stockholders and other interested persons are advised to read, when available, the preliminary and definitive registration statements, and documents incorporated by reference therein, as these materials will contain important information about KINS, CXApp and the Business Combination. The proxy statement/prospectus contained in KINS’s registration statement will be mailed to KINS’s stockholders as of a record date to be established for voting on the Business Combination.

The registration statements, proxy statement/prospectus and other documents (when they are available) will also be available free of charge, at the SEC’s website at www.sec.gov, or by directing a request to: KINS Technology Group, Inc., Four Palo Alto Square, Suite 200, 3000 El Camino Real, Palo Alto, CA 94306.

Participants in the Solicitation

Inpixon, KINS and CXApp, and each of their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from KINS’s stockholders in connection with the Business Combination. Stockholders are urged to carefully read the proxy statement/prospectus regarding the Business Combination when it becomes available, because it will contain important information. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of KINS’s stockholders in connection with the Business Combination will be set forth in the registration statement when it is filed with the SEC. Information about KINS’s executive officers and directors and CXApp’s management and directors also will be set forth in the registration statement relating to the Business Combination when it becomes available.

No Solicitation or Offer

This communication shall neither constitute an offer to sell nor the solicitation of an offer to buy any securities, or the solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the Business Combination, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to any registration or qualification under the securities laws of any such jurisdictions. This communication is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation.

Forward-Looking Statements

This communication contains forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. All statements other than statements of historical facts contained in this communication, including statements regarding the expected timing and structure of the Business Combination, the ability of the parties to complete the Business Combination, the expected benefits of the Business Combination, the tax consequences of the Business Combination, the amount of gross proceeds expected to be available to CXApp after the Closing and giving effect to any redemptions by KINS stockholders, CXApp’s future results of operations and financial position, business strategy and its expectations regarding the application of, and the rate and degree of market acceptance of, the CXApp technology platform and other technologies, CXApp’s expectations regarding the addressable markets for its technologies, including the growth rate of the markets in which it operates, and the potential for and timing of receipt of payments under CXApp’s agreements with customers are forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of Inpixon, CXApp and KINS, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include, but are not limited to: the risk that the transactions may not be completed in a timely manner or at all, which may adversely affect the price of Inpixon’s or KINS’s securities; the risk that KINS stockholder approval of the Business Combination is not obtained; the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, the amount of funds available in KINS’s trust account following any redemptions by KINS’s stockholders; the failure to receive certain governmental and regulatory approvals; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; changes in general economic conditions, including as a result of the COVID 19 pandemic or the conflict between Russia and Ukraine; the outcome of litigation related to or arising out of the Business Combination, or any adverse developments therein or delays or costs resulting therefrom; the effect of the announcement or pendency of the transactions on Inpixon’s, CXApp’s or KINS’s business relationships, operating results, and businesses generally; the ability to continue to meet Nasdaq’s listing standards following the consummation of the Business Combination; costs related to the Business Combination; that the price of KINS’s or Inpixon’s securities may be volatile due to a variety of factors, including Inpixon’s, KINS’s or CXApp’s inability to implement their business plans or meet or exceed their financial projections and changes in the combined capital structure; the ability to implement business plans, forecasts, and other expectations after the completion of the Business Combination, and identify and realize additional opportunities; and the ability of CXApp to implement its strategic initiatives.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Inpixon’s most recent annual report on Form 10-K, KINS’s registration statement on Form S-1 (File No. 333-249177) and the Form S-4, the Form S-1, the proxy statement/prospectus and certain other documents filed or that may be filed by Inpixon, KINS or CXApp from time to time with the SEC following the date hereof. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Inpixon, CXApp and KINS assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

None of Inpixon, CXApp or KINS gives any assurance that Inpixon, CXApp or KINS will achieve their expectations.

Item 9.01 Financial Statements and Exhibits.

(b) Pro forma financial information.

Unaudited pro forma condensed consolidated balance sheet of Inpixon and Subsidiaries as of June 30, 2022 and the unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2021 and the six months ended June 30, 2022 are attached hereto as Exhibit 99.1 and incorporated herein by reference. These unaudited pro forma financial statements give effect to the Separation on the basis, and subject to the assumptions, set forth in accordance with Article 11 of Regulation S-X.

(d) Exhibits.

The following exhibits are included with this Current Report on Form 8-K:

Exhibit No.	Description

99.1	Unaudited pro forma condensed consolidated balance sheet of Inpixon and Subsidiaries as of June 302022 and unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2021 and the six months ended June 30, 2022.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INPIXON

Date: October 18, 2022	By:	/s/ Nadir Ali
	Name:	Nadir Ali
	Title:	Chief Executive Officer